EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on its Series 44 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Dec. 02, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 44 (“Series 44 Shares”) (TSX: BAM.PF.H) for the five years commencing January 1, 2021 and ending December 31, 2025, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

Series 44 Shares and Series 45 Shares

If declared, the fixed quarterly dividends on the Series 44 Shares during the five years commencing January 1, 2021 will be paid at an annual rate of 5.00% ($0.3125 per share per quarter).

Holders of Series 44 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2020, to convert all or part of their Series 44 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 45 (the “Series 45 Shares”), effective December 31, 2020.

The quarterly floating rate dividends on the Series 45 Shares will be paid at an annual rate, calculated for each quarter, of 4.17% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2021 to March 31, 2021 dividend period for the Series 45 Shares will be 1.0551% (4.279% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.263775 per share, payable on March 31, 2021.

Holders of Series 44 Shares are not required to elect to convert all or any part of their Series 44 Shares into Series 45 Shares.

As provided in the share conditions of the Series 44 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 44 Shares outstanding after December 31, 2020, all remaining Series 44 Shares will be automatically converted into Series 45 Shares on a one-for-one basis effective December 31, 2020; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 45 Shares outstanding after December 31, 2020, no Series 44 Shares will be permitted to be converted into Series 45 Shares. There are currently 9,831,929 Series 44 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 45 Shares effective upon conversion. Listing of the Series 45 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 45 Shares will be listed on the TSX under the trading symbol “BAM.PF.K”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2021 to March 31, 2021 dividend period will be 0.594% (2.409% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1485 per share, payable on March 31, 2021.

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$575 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com